Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 29, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
(In millions except ratios)		As Adjusted
EARNINGS:
Income from continuing operations before income taxes	$6,348	$11,458	$14,207	$8,902	$7,525	$7,943
Fixed charges	246	505	792	422	513	524
Less:
Capitalized interest, net	(1)	(1)	(1)	(4)	(7)	(12)
Equity (income) loss — net of dividends	(143)	(269)	(671)	(359)	1,128	(452)
Adjusted earnings	$6,450	$11,693	$14,327	$8,961	$9,159	$8,003
FIXED CHARGES:
Gross interest incurred	$201	$418	$734	$359	$445	$468
Interest portion of rent expense	45	87	58	63	68	56
Total fixed charges	$246	$505	$792	$422	$513	$524
Ratios of earnings to fixed charges	26.2	23.2	18.1	21.2	17.9	15.3
As of June 29, 2012, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain variable interest entities, in the amount of $687 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount in the above table does not include interest expense associated with unrecognized tax benefits.